ROOMLINX, INC.
11101 W. 120th Avenue, Suite 200
Broomfield, CO 80021

August 29, 2012

VIA EDGAR ELECTRONIC TRANSMISSION:

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Roomlinx, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-182201
Filed August 24, 2012

Dear Mr. Spirgel:

Roomlinx, Inc. hereby respectfully withdraws its request, made pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, for acceleration of effectiveness of the above referenced Registration Statement, as submitted to the Securities and Exchange Commission on August 24, 2012.

Sincerely,

/s/ Michael S. Wasik

Michael S. Wasik, Chief Executive Officer

cc:  Alan C. Ederer, Esq.